                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)

       Andrew C. Peskoe, Esq., Golenbock Eiseman Assor Bell & Peskoe LLP,
           437 Madison Avenue, New York, New York 10022 (212-907-7300)
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP N0.: 87163M10 1 (formerly 090946 10 4)
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Maneesh Pharmaceuticals Pvt. Ltd.                                  00-000000
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    India
--------------------------------------------------------------------------------
               7)  SOLE VOTING POWER
                   0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8)  SHARED VOTING POWER
BENEFICIALLY       1,500,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9)  SOLE DISPOSITIVE POWER
  REPORTING        0
 PERSON WITH   -----------------------------------------------------------------
               10) SHARED DISPOSITIVE POWER
                   1,500,000
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,500,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.8%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
--------------------------------------------------------------------------------

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CUSIP N0.: 87163M10 1 (formerly 090946 10 4)
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Vinay R. Sapte
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    India
--------------------------------------------------------------------------------
               7)  SOLE VOTING POWER
                   0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8)  SHARED VOTING POWER
BENEFICIALLY       1,500,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9)  SOLE DISPOSITIVE POWER
  REPORTING        0
 PERSON WITH   -----------------------------------------------------------------
               10) SHARED DISPOSITIVE POWER
                   1,500,000
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,500,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.8%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $.001 par value (the "Common Stock") of Synovics Pharmaceuticals, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 2575 E. Camelback Road, Suite 450, Phoenix, Arizona 85016.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) and (f). This Schedule 13D is being filed by the following persons (each, a "Reporting Person"), in each case with respect to the Common Stock indicated:

     (i) Vinay R. Sapte. Mr. Sapte is a citizen of India. Mr. Sapte is the Managing Director of Maneesh Pharmaceuticals, Pvt. Ltd. (described in Subitem
(ii) of Item 2 (a), (b), (c) and (f) below). His business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai - 400 074 India.

     (ii) Maneesh Pharamaceuticals Pvt. Ltd., an Indian private limited company ("Maneesh"). Maneesh is a manufacturer and distributor of pharmaceutical products in India as well as elsewhere in the world and its business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai - 400 074 India. Mr. Sapte owns approximately 75% of the outstanding ownership interest of Maneesh. Mr. Sapte and his spouse and brother serve as the sole directors of Maneesh.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a subscription agreement, dated as of April 8, 2006 (the "Subscription Agreement"), between the Company and Maneesh, Maneesh agreed to acquire 1,500,000 shares of Common Stock at a purchase price of $4.00 per share for an aggregate cash purchase price of $6,000,000, subject to the Company's right to accept or reject that subscription. The Company has publicly disclosed that the consummation of the Subscription Agreement occurred on May 23, 2006. The $6,000,000 was provided solely out of the working capital of Maneesh.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

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Except as set forth below as to subparagraphs (a) and (d) of Item 4 of Schedule
13D, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a). The Reporting Persons previously considered an additional $2.5 million investment in Company securities but related discussions did not come to fruition. The Reporting Persons may be willing in the future to consider an additional investment in Company securities.

(d). In connection with the investment of $6,000,000 by Maneesh through the Subscription Agreement described in Item 3, Maneesh requested that the Company consider the appointment of one person suggested by Maneesh to sit on the board of directors of the Company and for Company support in electing that person at subsequent annual meetings of shareholders of the Company. The Subscription Agreement did not require the Company to appoint a director to its board of directors. Maneesh intends to continue its request for board representation because of its significant financial investment in the Company. The possible actions of Nostrum Pharmaceuticals, Inc. and Nirmal V. Mulye, Ph.D. (through whom the Reporting Persons were introduced to the Company) concerning the election of directors, which are disclosed in an amended Schedule 13D filed on September 18, 2006, do not affect the desire of the Reporting Persons to obtain representation on the board of directors of the Company.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time
(i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. The Company has advised the Reporting Persons that the 1,500,000 shares of Common Stock beneficially owned by the Reporting Persons were issued in a transaction that was exempt from registration requirements of the Securities Act of 1933 and that, therefore, those shares are restricted as to resale.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Collectively, the Reporting Persons beneficially own 1,500,000 shares, or 5.8%, of Common Stock.

These percentages are derived from an assumed total number of shares of Common Stock outstanding of 26,044,630 as of September 10, 2006, based on information in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2006.

Maneesh beneficially owns 1,500,000 shares of Common Stock, all of which it has been advised by the Company are titled solely in the name of Maneesh, which represents approximately 5.8% of the outstanding shares of Common Stock. Mr. Sapte shares beneficial ownership of these 1,500,000 shares of Common Stock as the sole director of Maneesh authorized to effect transactions concerning these shares of Common Stock on behalf of Maneesh.

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(b) Maneesh and Mr. Sapte share the power to vote or to direct the vote or to dispose or direct the disposition of the 1,500,000 shares of Common Stock because Mr. Sapte, as the sole director authorized by Maneesh to act on behalf of Maneesh with respect to the 1,500,000 shares of Common Stock, may act on behalf of Maneesh to vote or to direct the vote or to dispose or direct the disposition of the 1,500,000 shares of Common Stock titled in the name of Maneesh. Neither Maneesh nor Mr. Sapte hold sole power to vote or to direct the vote or to dispose or direct the disposition of any of the 1,500,000 shares of Common Stock.

(c) Not applicable.

(d) Not applicable

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above for a description of the Subscription Agreement. The Subscription Agreement is expressly incorporated herein by reference and the descriptions herein are qualified thereby.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.   Description
-----------   -----------
1.            Subscription agreement between Maneesh Pharmaceuticals Pvt. Ltd.
              and Synovics Pharmaceuticals, Inc. that is referenced in Item 3 of this Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: September 22, 2006

                                        MANEESH PHARMACEUTICALS PVT. LTD.
                                        a private limited company organized
                                        under the law of India


                                        By: /s/ Vinay R. Sapte
                                            ------------------------------------
                                            Vinay R. Sapte, its Managing
                                            Director


                                        /s/ Vinay R. Sapte
                                        ----------------------------------------
                                        Vinay R. Sapte